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                             May 9, 2022

       Michael Donaghy
       President and Chief Executive Officer and Director
       Pioneer Green Farms, Inc.
       1301 10th Avenue, East, Suite G
       Palmetto, FL 34221

                                                        Re: Pioneer Green
Farms, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 27,
2022
                                                            File No. 333-262600

       Dear Mr. Donaghy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Management's Discussion and Analysis

       Results of Operations during the year ended December 31, 2021 compared to the year ended
       December 31, 2020, page 26

   1. Please disclose what products were sold to generate $1,300 in revenues and explain why there were no
associated cost of sales.
   2. We note your disclosures that net losses increase due to the building of greenhouses and for planting the
harvest. Please quantify the most significant reasons for the increase in labor and
management expenses and general and administration expenses
                                                        during the year ended
December 31, 2021 compared to the year December 31, 2020.
 Michael Donaghy
Pioneer Green Farms, Inc.
May 9, 2022
Page 2

        You may contact Christine Torney at (202) 551-3652 or Jeanne Baker at
(202) 551-
3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at
(202) 551-
3257 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Donaghy
                                                         Division of
Corporation Finance
Comapany NamePioneer Green Farms, Inc.
                                                         Office of Life
Sciences
May 9, 2022 Page 2
cc:       Elton F. Norman
FirstName LastName